Exhibit 99.87

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine Announces Year-End 2017 Financial Results

Halifax, Nova Scotia; March 20, 2018 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage immuno-oncology corporation, today released its financial and operational results for the fiscal year ended December 31, 2017.

“2017 was a truly pivotal year for Immunovaccine. We released our first clinical efficacy results, with the topline data for our lead product candidate, DPX-Survivac, in recurrent ovarian cancer. This announcement reflects our most significant clinical milestone so far for two major reasons: it supports the potential of the novel anti-cancer activity of DPX-Survivac; and reduces the risk-profile of our future clinical developments, thus providing, we believe, a solid foundation for our ambitious development plan,” said Frederic Ors, Immunovaccine’s Chief Executive Officer. “We continued the significant expansion of our immuno-oncology clinical program in 2017 by adding two phase 2 clinical trials in collaboration with Merck. In addition, we continued to advance our phase 1b study in ovarian cancer with Incyte, and our partnered and early-stage programs experienced several significant milestones. Taken together, we have strengthened our value proposition in 2017, and will be well positioned for the next stage of our growth in 2018.”

Clinical program updates from 2017 include:

DPX-Survivac

•	Phase 1b clinical trial in ovarian cancer with Incyte

In December 2017, the Corporation provided positive top-line clinical data from its continuing phase 1b trial evaluating the safety and efficacy of DPX-Survivac, in combination with Incyte Corp.’s IDO1 enzyme inhibitor epacadostat, and low-dose cyclophosphamide in patients with advanced ovarian cancer.

Initial results from 10 evaluable patients in the DPX-Survivac plus-100 milligrams epacadostat dosing cohort demonstrated a disease control rate of 70 percent, including partial responses (PR, defined as equal to 30-per-cent decrease in tumour lesion size) in 30 percent of the patients (three out of ten). The combination also exhibited a well-tolerated safety profile, with the majority of adverse events (AEs) reported as Grade 1 and Grade 2, and only one potential treatment-related AE.

•	Phase 2 clinical trial in Diffuse large B-cell lymphoma (DLBCL) with Merck

In November 2017, Immunovaccine announced that Health Canada granted regulatory clearance to begin recruiting patients for a Phase 2 clinical study evaluating DPX-Survivac in combination with Merck’s checkpoint inhibitor pembrolizumab in patients with DLBCL. This trial was announced initially in May 2017.

•	Phase 2 clinical trial in ovarian cancer with Merck

In February 2017, the Corporation announced an investigator-sponsored phase 2 clinical trial in ovarian cancer evaluating DPX-Survivac in combination with Merck’s checkpoint inhibitor pembrolizumab in patients with recurrent, platinum-resistant ovarian cancer.

Other programs

•	DPX-RSV

In April 2017, Immunovaccine announced additional positive data from an extended evaluation of patients in this trial. In the 25 µg dose cohort, 100 percent of older adults (7/7 immune responders) vaccinated with DPX-RSV maintained the antigen-specific immune responses one year after receiving the booster dose. At the one year mark, the antibody levels measured were still at peak, with no sign of decrease.

•	DPX-NEO

The Corporation expanded its continuing collaboration with UConn Health to evaluate the anti-cancer activity of proprietary patient-specific epitopes developed at UConn Health and formulated in Immunovaccine’s proprietary immune-activating technology formulation. Immunovaccine and UConn Health will begin working toward DPX-NEO’s first clinical trial.

Operational highlights of fiscal year 2017 to-date include:

•	Strengthening the management team: With the appointment in February 2018 of Joseph Sullivan to the newly created role of Senior Vice President, Business Development; and the appointment, in early 2017, of Pierre Labbé as Chief Financial Officer. Mr. Sullivan and Mr. Labbé each bring over 25 years of experience, Mr. Sullivan with global pharmaceutical and vaccine experience with Merck & Co. Inc. and Mr. Labbé with publicly listed companies and with Medicago Inc.

•	Completion of two bought deal public offerings: In June 2017, Immunovaccine raised $10 million at $1.30 per share, and in February 2018 raised $14.375 million at $2 per share.

•	Extension of the Province of Nova Scotia loan maturity date: In October 2017, Immunovaccine received a two-year extension of the maturity of the loan authorized in 2013 and the original maturity date of August 9, 2018 was extended to August 9, 2020.

“Our fundamental immuno-oncology offering has evolved significantly in the past few years, and 2018 will likely prove to be another very active, expansive year for our Corporation,” added Mr. Ors. “We will hold our first investor day in New York City on April 10, where KOLs will share their perspectives on our novel approach and its clinical applications and benefits. We plan to publish clinical data from our multiple clinical programs in oncology with our partners Incyte and Merck, further expand our immuno-oncology program, and continue to leverage the novel aspects of our technology and the potential of our clinical candidates to deliver value to our shareholders and partners.”

Anticipated upcoming clinical milestones for the Corporation’s lead product DPX-Survivac include:

•	Phase 1b clinical trial in ovarian cancer with Incyte
o	Top line clinical results with the 300mg dose around mid-year
o	Update on the 300mg dose clinical results in Q-3 2018

•	Phase 2 clinical trial in ovarian cancer with Merck
o	Preliminary clinical results around mid-year
o	Top line clinical results around the end of the year or beginning of 2019

•	Phase 2 clinical trial in Diffuse large B-cell lymphoma (DLBCL) with Merck
o	Preliminary clinical results around mid-year
o	Top line clinical results around the end of the year or beginning of 2019

Overview of 2017 Financial Results

The net loss and comprehensive loss of $12,028,000 ($0.10 per share) for the year ended Dec. 31, 2017, was $3,132,000 higher than the net loss and comprehensive loss for the year ended Dec. 31, 2016. This relates mainly to a $1,733,000 increase in research and development (R&D) expenses, a $1,644,000 increase in general and administrative expenses, a $543,000 increase in business development and investor relations expenses - offset by a $540,000 decrease in accreted interest and no impairment loss in 2017.

At December 31, 2017, the corporation had cash and cash equivalents of $14,909,000 and working capital of $13,627,000, compared with $13,547,000 and $12,982,000, respectively at December 31, 2016. For the year ended December 31, 2017, the corporation’s cash burn rate (defined as net loss for adjusted for non-cash transactions including amortization, depreciation, accretion of long-term debt and stock-based compensation) was approximately $9.7-million. Based on the current business plan, the corporation forecasts the cash burn rate to be between $12-million and $14-million over the next 12 months.

As of March 20, 2018, the number of issued and outstanding common shares was 137,106,558, the number of stock options outstanding was 4,078,780, the number of outstanding deferred share units was 596,246, and the number of outstanding warrants was 6,680,313.

The corporation’s audited annual consolidated financial statements for 2017 and the related management’s discussion and analysis (MD&A) are available on SEDAR.

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical corporation dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops T cell activating cancer immunotherapies and infectious disease vaccines based on DepoVax™, the Corporation’s patented platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. The Corporation is also exploring additional applications of DepoVax™, including DPX-RSV, an innovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Immunovaccine also has ongoing clinical projects to assess the potential of DepoVax™ to address malaria and the Zika virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

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Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com